Exhibit  2  -  Form  of  Advertisement

HED:      ATTENTION  FIRE  AND  EMERGENCY  SERVICES  PERSONNEL

SUBHED:   Recall  of  Life  Support  Products  (LSP)  Oxygen  Regulators

BODY: Allied Healthcare Products, Inc. is recalling all oxygen regulators sold under the Life Support Products (LSP) brand to replace aluminum components in the units' high-pressure chambers with brass components. This action is being taken in response to reports of fires and explosions, the exact causes of which remain unknown.

               LSP oxygen regulators users will be able to have the regulator parts on their LSP 106, LSP 270, LSP 280, LSP 370 and LSP 735 series regulators replaced at authorized service centers nationwide.

               This recall is being undertaken in cooperation with the United States Food and Drug Administration (FDA) to minimize the potential for fires and explosions, an inherent risk with any high-pressure oxygen delivery system.

               In May 1997, Allied conducted a recall to add a sintered bronze filter to the regulator. All regulators should already be fitted with this sintered bronze filter. ANY REGULATORS WITHOUT A SINTERED BRONZE FILTER AND ALL REGULATORS MANUFACTURED BY LSP'S PREDECESSOR CORPORATION, ROBERTSHAW CONTROLS COMPANY, INC., SHOULD BE TAKEN OUT OF SERVICE IMMEDIATELY. If the regulator was bought after May 1997 or retrofitted pursuant to the May 1997 recall, the regulator should already have the sintered bronze filter installed.

               This, in conjunction with present recall efforts, will result in the replacement of all aluminum high-pressure parts with brass parts. This interim measure will enable the regulators to be used during the period required to manufacture non-aluminum regulators. This information has been provided to the FDA. It is Allied's understanding that the FDA is recommending the elimination of all aluminum in oxygen regulators.

               Allied will be making available a trade-in program on its new brass regulators once this transition is complete.

               Users can reduce risk during use of any oxygen regulator by keeping in mind the following precautions:

                    The oxygen tank, cylinder valve and regulator should be free of all contaminants.

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                    The cylinder valve should be opened slowly whenever the unit is used to minimize heat of rapid compression in the regulator.

                    Users who refill their own oxygen cylinders should take extra care to avoid the introductions of contaminants during the filling process.

               Allied will have its authorized service centers equipped to handle the recall within the next few weeks. Customers should receive a mailing with the details about how to have their regulators serviced. Additional information concerning the new brass regulators will shortly be forthcoming.

Contact:     Recall  Coordinator

Telephone:   (800)  216-4624  (Monday through Friday between the hours  of  8:00
             a.m.  and  5:00  p.m.  CST)

Fax:         (888)  231-5273

Mail:        LSP  Regulator  Recall  Center
             Allied  Healthcare  Products,  Inc.
             1720  Sublette  Blvd.
             St.  Louis,  MO  63110

E-mail:      RRC@alliedhpi.COM


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